UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

Contact:

Tracy Rawa
Investor Relations
Creo Products Inc.
Tel: +1.604.451.2700
Email: IR@creo.com

Rochelle van Halm
Media Relations
Tel: +1.604.451.2700
Email: rochelle_van_halm@creoscitex.com

www.creo.com

FOR IMMEDIATE RELEASE

Creo to Consolidate North American Manufacturing in Canada

Vancouver, BC, CANADA (December 3, 2001) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) will move production of its Iris® proofing products from Billerica, Massachusetts to Vancouver, Canada over the next year. Customer support and engineering for Iris products will also move to the Vancouver area. There will be no interruption in manufacturing, product supply or levels of customer service as a result of the move of Iris Graphics, Inc., a Creo subsidiary. Iris is the industry leader in digital color proofing and has manufactured quality proofers for creative and printing professionals for the last 16 years.

"Consolidating our North American manufacturing will improve operational efficiency," said Stephen Avedikian, President, Iris Graphics. Creo's Vancouver-area manufacturing facilities are renowned for producing computer-to-plate systems with high reliability. "The relocation will allow increased collaboration with the product development groups in Vancouver," he said. "Our customers will continue to benefit from the Creo quality of service."

The relocation is part of Creo's worldwide cost-saving program that was announced November 19 in response to today's challenging economic climate. These measures will allow Creo to continue to invest in direct sales and service capability to customers, and to sustain new product initiatives.

Research and development on the next generation of Iris products, as well as the manufacture of specialized ink jet components, will continue in the Boston area. Between 100 and 120 regular full-time Iris employees will be affected by the move. CreoScitex manufacturing facilities in Herzlia, Israel, and the sales and distribution center in Bedford, Massachusetts are not affected by the location change of Iris.

Iris continuous inkjet proofing systems include the Iris® iPROOF professional desktop proofer, the Iris2PRINT™ and Iris4PRINT™ proofers for digital contract proofing, and the Iris43WIDE™ wide format color proofer. Iris continuous ink jet technology is used in the traditional prepress environment as well as in desktop publishing, digital photography, fine art, and signage. Iris digital color proofing combines hardware, software, inks and media to provide solutions for every step in the print production process.

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About Creo

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Creo is leading the digital transformation of the graphic arts industry. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

Creo, the Creo logo, CreoScitex, and the CreoScitex logo, are registered trademarks or trademarks of Creo Products Inc. Other products may be the registered trademarks or trademarks of their respective companies.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: December 3, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary